EXCELSIS INVESTMENTS, INC.
801 West Bay Drive
Suite 470
Largo, Florida   33770
Tel:  (727) 330-2731

June 30, 2014

United States
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Excelsis Investments, Inc.
Form S-1 Registration Statement
Registration No. 333-189311

Ladies and Gentlemen:

Pursuant to the provisions of Rule 477 of Regulation C of the Securities Act of 1933, as amended, Excelsis Investments, Inc. (the "Company") hereby requests that its Form S-1 Registration Statement filed with the SEC on June 14, 2013 be withdrawn.

The Form S-1 Registration Statement is being withdrawn because the Company has concluded that Reg. 144 of the Securities Act of 1933, as amended, (the "Act") is available for resale of the shares and the Form S-1 Registration Statement is no longer necessary.

The Company confirms that no securities have been offered, sold or issued by it in connection with the proposed public offering.

Yours truly,

Excelsis Investments, Inc.

BY:	BRIAN McFADDEN
Brian McFadden, President

BM: jtb

cc:            The Law Office of Conrad C. Lysiak, P.S.